                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                              ORPHAN MEDICAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

              687303 10 7 (FOR COMMON STOCK ISSUED UPON CONVERSION)
                                 (CUSIP Number)

                                 MICHAEL GREENE
                                     PARTNER
                               UBS CAPITAL II LLC
                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 821-6380
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              NANCY E. FUCHS, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                 APRIL 18, 2005
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 1 of 13 pages.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7                                         PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------
                     NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1
                     UBS Capital II LLC   13-3699851
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                    (SEE INSTRUCTIONS)                      (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3                    SEC USE ONLY
--------------------------------------------------------------------------------
                     SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
                     OO
--------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
6
                     Delaware
--------------------------------------------------------------------------------
                     SOLE VOTING POWER
                7
                     -0-
                ----------------------------------------------------------------
                     SHARED VOTING POWER

                     UBS Capital II LLC owns (i) 289,986 shares of Common
                     Stock, (ii) 8,706 shares of Senior Convertible Preferred
                     Stock (convertible into approximately 1,069,533(1) shares
  NUMBER OF          of Common Stock), (iii) 4,420 shares of Series B
   SHARES            Convertible Preferred Stock (convertible into
BENEFICIALLY         approximately 680,000(2) shares of Common Stock), (iv) a
  OWNED BY           warrant to purchase up to 2,050 shares of non-voting
    EACH        8    Series C Convertible Preferred Stock or 315,385 shares
  REPORTING          of Series D Non-Voting Convertible Preferred Stock
   PERSON            (convertible into an aggregate of 315,385 shares of
    WITH             Common Stock) or any combination thereof up to a maximum
                     aggregate purchase price of $2,050,000, (v) a warrant to
                     purchase up to 282,353 shares of Series D Non-Voting
                     Convertible Preferred Stock (convertible into 282,353
                     shares of Common Stock) and (vi) options to purchase
                     40,000 shares of Common Stock. By virtue of the Proxy
                     granted to Buyer pursuant to the Voting Agreement (all
                     as defined in Item 4 hereof), the Buyer may be deemed to
                     share the power to vote the foregoing securities in
                     accordance with the terms of the Voting Agreement.
--------------------------------------------------------------------------------

-------------
(1) Assuming conversion price of $8.14 per share, the adjusted conversion price.

(2) Assuming conversion price of $6.50 per share, the initial conversion price.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7                                         PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------
                     SOLE DISPOSITIVE POWER

                     UBS Capital II LLC owns (i) 289,986 shares of Common
                     Stock, (ii) 8,706 shares of Senior Convertible Preferred Stock (convertible into approximately 1,069,533(1) shares of Common Stock), (iii) 4,420 shares of Series B Convertible Preferred Stock (convertible into approximately 680,000(2) shares of Common Stock), (iv) a
                9    warrant to purchase up to 2,050 shares of non-voting
                     Series C Convertible Preferred Stock or 315,385 shares
                     of Series D Non-Voting Convertible Preferred Stock (convertible into an aggregate of 315,385 shares of
                     Common Stock) or any combination thereof up to a maximum aggregate purchase price of $2,050,000, (v) a warrant to purchase up to 282,353 shares of Series D Non-Voting Convertible Preferred Stock (convertible into 282,353 shares of Common Stock) and (vi) options to purchase
                     40,000 shares of Common Stock.
--------------------------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
                10
                     -0-
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     UBS Capital II LLC owns (i) 289,986 shares of Common
                     Stock, (ii) 8,706 shares of Senior Convertible Preferred Stock (convertible into approximately 1,069,533(1) shares of Common Stock), (iii) 4,420 shares of Series B Convertible Preferred Stock (convertible into approximately 680,000(2) shares of Common Stock), (iv) a warrant to purchase up to 2,050 shares of non-voting
                     Series C Convertible Preferred Stock or 315,385 shares
                     of Series D Non-Voting Convertible Preferred Stock (convertible into an aggregate of 315,385 shares of
                     Common Stock) or any combination thereof up to a maximum aggregate purchase price of $2,050,000, (v) a warrant to purchase up to 282,353 shares of Series D Non-Voting Convertible Preferred Stock (convertible into 282,353 shares of Common Stock) and (vi) options to purchase
                     40,000 shares of Common Stock.
--------------------------------------------------------------------------------
12                   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     UBS Capital II LLC beneficially owns shares of Common
                     Stock and capital stock convertible into an aggregate of
13                   approximately 19.4% of Common Stock of the Issuer (based
                     on 11,430,066 shares outstanding as of March 10, 2005
                     plus shares of Common Stock issuable upon the conversion and exercise of the reported securities).
--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
                     OO
--------------------------------------------------------------------------------

----------------
(1) Assuming conversion price of $8.14 per share, the adjusted conversion price.

(2) Assuming conversion price of $6.50 per share, the initial conversion price.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7                                         PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------
                     NAMES OF REPORTING PERSONS
                     OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
1                    ONLY)

                     UBS Capital Holdings LLC    13-3952898
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
2                    INSTRUCTIONS)                                (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3                    SEC USE ONLY
--------------------------------------------------------------------------------
                     SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
                     OO
--------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
6
                     Delaware
--------------------------------------------------------------------------------
                     SOLE VOTING POWER
                7
                     -0-
                ----------------------------------------------------------------
                     SHARED VOTING POWER
  NUMBER OF     8
   SHARES            -0-
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY           SOLE DISPOSITIVE POWER
   EACH         9
 REPORTING           -0-
  PERSON        ----------------------------------------------------------------
   WITH              SHARED DISPOSITIVE POWER
                10
                     -0-
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7                                         PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     UBS Capital II LLC owns (i) 289,986 shares of Common
                     Stock, (ii) 8,706 shares of Senior Convertible Preferred Stock (convertible into approximately 1,069,533(1) shares of Common Stock), (iii) 4,420 shares of Series B Convertible Preferred Stock (convertible into approximately 680,000(2) shares of Common Stock), (iv) a warrant to purchase up to 2,050 shares of non-voting
11                   Series C Convertible Preferred Stock or 315,385 shares
                     of Series D Non-Voting Convertible Preferred Stock (convertible into an aggregate of 315,385 shares of
                     Common Stock) or any combination thereof up to a maximum aggregate purchase price of $2,050,000, (v) a warrant to purchase up to 282,353 shares of Series D Non-Voting Convertible Preferred Stock (convertible into 282,353 shares of Common Stock) and (vi) options to purchase
                     40,000 shares of Common Stock. UBS Capital Holdings LLC,
                     by virtue of the fact that it owns 100% of UBS Capital
                     II LLC, beneficially owns all such shares.
--------------------------------------------------------------------------------
12                   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                     SHARES (SEE INSTRUCTIONS)   [ ]
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     UBS Capital II LLC beneficially owns shares of Common
                     Stock and capital stock convertible into an aggregate of approximately 19.4% of Common Stock of the Issuer (based
13                   on 11,430,066 shares outstanding as of March 10, 2004
                     plus shares of Common Stock issuable upon the conversion and exercise of the reported securities). UBS Capital Holdings LLC, by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares.
--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
                     OO
--------------------------------------------------------------------------------

-----------------
(1) Assuming conversion price of $8.14 per share, the adjusted conversion price.

(2) Assuming conversion price of $6.50 per share, the initial conversion price.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7                                         PAGE 6 OF 13 PAGES

--------------------------------------------------------------------------------
                     NAMES OF REPORTING PERSONS
                     OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
1                    ONLY)

                     UBS AG         98-0186363
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
2                    INSTRUCTIONS)                    (a) [ ]
                                                      (b) [ ]
--------------------------------------------------------------------------------
3                    SEC USE ONLY
--------------------------------------------------------------------------------
                     SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
                     OO
--------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
6
                     Switzerland
--------------------------------------------------------------------------------
                     SOLE VOTING POWER
                7
                     -0-
                ----------------------------------------------------------------
                     SHARED VOTING POWER
  NUMBER OF     8
   SHARES            -0-
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY           SOLE DISPOSITIVE POWER
    EACH        9
  REPORTING          -0-
   PERSON       ----------------------------------------------------------------
    WITH             SHARED DISPOSITIVE POWER
                10
                     -0-
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7                                         PAGE 7 OF 13 PAGES

--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     UBS Capital II LLC owns (i) 289,986 shares of Common
                     Stock, (ii) 8,706 shares of Senior Convertible Preferred Stock (convertible into approximately 1,069,533(1) shares of Common Stock), (iii) 4,420 shares of Series B Convertible Preferred Stock (convertible into approximately 680,000(2) shares of Common Stock), (iv) a warrant to purchase up to 2,050 shares of non-voting
11                   Series C Convertible Preferred Stock or 315,385 shares
                     of Series D Non-Voting Convertible Preferred Stock (convertible into an aggregate of 315,385 shares of
                     Common Stock) or any combination thereof up to a maximum aggregate purchase price of $2,050,000, (v) a warrant to purchase up to 282,353 shares of Series D Non-Voting Convertible Preferred Stock (convertible into 282,353 shares of Common Stock) and (vi) options to purchase
                     40,000 shares of Common Stock. UBS AG, by virtue of the fact that it owns 100% of UBS Capital Holdings LLC, beneficially owns all such shares.
--------------------------------------------------------------------------------
12                   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                     SHARES (SEE INSTRUCTIONS)                [ ]
--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     UBS Capital II LLC beneficially owns shares of Common
                     Stock and capital stock convertible into an aggregate of approximately 19.4% of Common Stock of the Issuer (based on 11,430,066 shares outstanding as of March 10, 2005
                     plus shares of Common Stock issuable upon the conversion and exercise of the reported securities). UBS AG beneficially owns all such shares, by virtue of the fact that it owns 100% of UBS Capital Holdings LLC.
--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
                     CO
--------------------------------------------------------------------------------

--------------------
(1) Assuming conversion price of $8.14 per share, the adjusted conversion price.

(2) Assuming conversion price of $6.50 per share, the initial conversion price.

                                  SCHEDULE 13D

            The Statement on Schedule 13D (the "Schedule 13D") initially filed on August 3, 1998 with the Securities and Exchange Commission (the "Commission") by UBS Capital II LLC, a Delaware limited liability company ("UBS"), UBS Capital Holdings LLC, a Delaware limited liability company ("Holdings") and UBS AG, a Swiss banking corporation ("UBS AG"), as amended by Amendment No. 1 to the
Schedule 13D filed on August 20, 1999 and Amendment No. 2 to the Schedule 13D filed on March 3, 2005, which relates to the beneficial ownership of (a) shares of Common Stock ("Common Stock") of Orphan Medical, Inc., a Minnesota corporation (the "Company"), (b) shares of Senior Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), which are convertible into shares of Common Stock, (c) shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), which are convertible into shares of Common Stock, (d) a warrant to purchase shares of non-voting Series C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock") or shares of Series D Non-Voting Convertible Preferred Stock, par value $.01 per share (the "Series D Preferred Stock") or any combination thereof, which are convertible into shares of Common Stock and (e) a warrant to purchase shares of Series D Preferred Stock, which are convertible into shares of Common Stock, is hereby amended as follows.

ITEM 4 PURPOSE OF TRANSACTION

The following is hereby added to the end of Item 4:

The foregoing is qualified in its entirety by the following:

Orphan Medical, Inc., a Delaware corporation (the "Company"), Jazz Pharmaceuticals, Inc., a Delaware corporation ("Buyer"), and Twist Merger Sub, Inc., a Delaware corporation ("Sub") entered into a Merger Agreement as of April 18, 2005 (the "Merger Agreement", attached hereto as Exhibit 9 and incorporated by reference herein), which provides for, upon the terms and subject to the conditions set forth therein, the merger of Sub with and into the Company (as set forth in the Merger Agreement) in exchange for a cash payment for all of the issued and outstanding shares of capital stock of the Company (the "Merger").

The Voting Agreement provides that approval of the Merger Agreement by (i) the holders of a majority of the issued and outstanding shares of the Company's Common Stock, $0.01 par value per share, voting together with the holders of the Company's Senior Convertible Preferred Stock, $0.01 par value per share ("Senior Preferred Stock"), voting on an as converted basis and (ii) the holders of a majority of the issued and outstanding shares of Senior Preferred Stock, voting as a separate class, among other things, is required in order to consummate the transactions contemplated by the Merger Agreement. Pursuant to the Agreement, dated as of December 7, 2001, between the Company and UBS attached hereto as
Exhibit 8 and incorporated by reference herein, UBS irrevocably waived its rights to vote the Senior Preferred Stock as a separate class with respect to certain matters, including a merger of the Company with or into another person.

In connection with the execution of the Merger Agreement, Buyer has required certain stockholders of the Company, including UBS, to enter into the Voting Agreement, dated as of April 18, 2005, among the Company, Buyer, Sub, UBS and each stockholder of the Company

                                                              Page 8 of 13 pages
signatory thereto (the "Voting Agreement", attached hereto as Exhibit 10 and incorporated by reference herein). The Voting Agreement is described below (certain capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Voting Agreement).

Agreement to Vote. From April 18, 2005 until the termination of the Voting Agreement (the "Term"), at every time as the Company convenes a meeting of, or otherwise seeks a vote of, the Company's stockholders for the purpose of approving the Merger, UBS agrees to vote, or cause to be voted, to the extent not voted by Buyer as appointed by the Proxy (defined below), all of its Subject
Shares: (a) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement; (b) against approval of any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement; and (c) against any actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement) that are intended to, or could be reasonably expected to, impair the ability of the Company to consummate the Merger or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger in accordance with the terms of the Merger Agreement. UBS further agrees not to enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with or violative of the foregoing terms.

Proxy. UBS constitutes and appoints Buyer as its proxy (its "Proxy") to vote UBS' Subject Shares at every annual, special, adjourned or postponed meeting of the stockholders of the Company called for purposes of considering whether to approve the Merger Agreement or any of the other transactions or matters contemplated by, or directly or indirectly affecting, the Merger Agreement or to execute a written consent of stockholders in lieu of any such meeting.

Transfer of Subject Shares. Except as otherwise contemplated by the Merger Agreement, until the termination of the Voting Agreement, UBS agrees that it will be the beneficial owner of all of its Subject Shares and will hold such Subject Shares free and clear of all Liens and will not, directly or indirectly, without the prior written consent of Buyer: (a) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise in any way dispose of, or enter into any contract, option or other agreement (oral or written) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or any other disposition of, any or all of such Stockholder's Subject Shares, or any interest therein; (b) grant any proxies or powers of attorney, deposit any of the Subject Shares into a voting trust or enter into a voting agreement with respect to any of the Subject Shares; (c) take any action that would reasonably be expected to have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement or making any representation or warranty of such contained in this Agreement untrue or incorrect; or (d) enter into any agreement or arrangement providing for any of the actions described in clause (a), (b) or (c) above.

Termination. The Voting Agreement terminates upon the earliest to occur of (i) the Merger Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the execution of any amendment to the Merger Agreement that modifies the amount, form or timing of payment of the Merger Consideration in a manner adverse to any Stockholder without the prior written consent of such Stockholder or (iv) the mutual agreement of the parties hereto.

                                                              Page 9 of 13 pages

Certain Events. UBS agrees that the Voting Agreement and its obligations thereunder shall attach to its Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Subject Shares shall pass, whether by operation of law or otherwise, including, without limitation, UBS' successors. Notwithstanding any transfer of Subject Shares, the transferor shall remain liable for the performance of all its obligations under the Voting Agreement.

      The preceding summary of certain provisions of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement and the Merger Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby deleted in its entirety and replaced with the following:

            a. UBS is the beneficial owner of 289,986 shares of Common Stock, 8,706 shares of Senior Convertible Preferred Stock and 4,420 shares of Series B Convertible Preferred Stock which shares of Senior Convertible Preferred Stock and Series B Convertible Preferred Stock are currently convertible into an aggregate of 1,749,533 shares of Common Stock. In addition, UBS beneficially owns up to 2,050 shares of non-voting Series C Convertible Preferred Stock or 315,385 shares of Series D Non-Voting Convertible Preferred Stock or any combination thereof up to a maximum aggregate purchase price of $2,050,000 and 282,353 shares of Series D Non-Voting Convertible Preferred Stock, such shares are issuable upon exercise of the respective warrants. Upon issuance, such shares would currently be convertible into 315,385 shares and 282,353 shares, respectively, of Common Stock, subject to anti-dilution adjustments. UBS also beneficially owns 40,000 shares of Common Stock issuable pursuant to a stock option agreement. UBS, therefore, is the beneficial owner of shares of Common Stock and capital stock convertible into, on an aggregate basis, approximately 19.4% of the issued and outstanding shares of Common Stock of the Company (based on 11,430,066 shares outstanding as of March 10, 2004 plus shares of Common Stock issuable upon the conversion and exercise of the reported securities).

            Pursuant to the terms of the Certificate of Incorporation of the Company, the conversion price of the Preferred Stock had initially been equal to the lesser of (i) 10% above the 20-day average bid price immediately prior to July 23, 1998 and (ii) 10% above the 20-day average bid price immediately prior to October 21, 1998, but in no event was the initial conversion price to be less than $8.50 per share. In accordance with the initial terms of the Preferred Stock in connection with the sale of the Series B Preferred Stock, the conversion price on the Preferred Stock was reduced from its initial conversion price of $8.50 per share to $8.14 per share. Pursuant to the terms of the Certificate of Incorporation, the conversion price of the Series B Preferred Stock is initially $6.50 per share. The Warrant has an exercise price of $1,000 for the purchase of Series C Preferred Stock and $6.50 for the purchase of Series D Preferred Stock and the Financing Warrant has an exercise price of $4.25 for the purchase of Series D Preferred Stock. Of the vested options, 25,000 options have an exercise price of $7.81 per share, 5,000 options have an exercise price of $10.75 per share, 5,000 options have an exercise price of $7.20 per share and 5,000 options have an exercise price of $9.31 per share. All of the vested

                                                             Page 10 of 13 pages
options are exercisable at any time. Prior to exercise, neither the warrants nor the options are accorded any voting rights.

            By virtue of the fact that UBS AG owns 100% of Holdings, which owns 100% of UBS Capital II LLC, UBS AG and Holdings are each the beneficial owner of all such stock. UBS AG and Holdings each disclaim beneficial ownership of any equity securities of the Company.

            b. By virtue of the Proxy granted to Buyer pursuant to the Voting Agreement, all as described in Item 4 above, the Buyer may be deemed to share the power to vote or direct the vote of the securities identified in paragraph
(a) above with UBS in accordance with the terms of the Voting Agreement, to the extent such shares have the power to vote, under the circumstances described in the Certificates of Designation; subject to the restrictions contained in the Voting Agreement with respect to the transfer of the Company's securities, UBS has the sole power to dispose or direct the disposition of all shares identified in paragraph (a) above. The information required by Item 2 with respect to Buyer can be found in the Schedule 13D filed by Buyer.

            c. Except as described herein, the Reporting Persons have not effected any transaction in the securities of the Company during the past 60 days.

            d. Not applicable.

            e. Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER

            The word "herein" in the first sentence of the second paragraph of
Item 6 is hereby deleted and replaced with the words "in the Schedule 13D, as amended".

7. MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1 Information relating to the members of the Board of Directors and executive officers of UBS AG (incorporated by reference to Exhibit 1 of Amendment No. 2 to Schedule 13D of the registrant filed on March 3, 2005).

           Exhibit 2 Stock Purchase Agreement, dated as of July 23, 1998, between Orphan Medical, Inc. and UBS Capital II LLC (incorporated by reference to Exhibit 10.48 filed with the Form 10-Q of Orphan Medical, Inc. filed on July 31,
                        1998).

           Exhibit 3 Stock Purchase Agreement, dated as of August 2, 1999, between Orphan Medical, Inc. and UBS Capital II LLC (incorporated by reference to Exhibit 2 of Amendment No. 1 to Schedule 13D of the registrant filed on August 20,
                        1999).

                                                             Page 11 of 13 pages

           Exhibit 4 Certificate of Designation of Orphan Medical, Inc. (incorporated by reference to Exhibit 3.11 filed with the Form 10-Q of Orphan Medical, Inc. filed on July 30,
                        1998).

           Exhibit 5 Certificate of Designation of Orphan Medical, Inc. (incorporated by reference to Exhibit 7 of Amendment No. 1 to Schedule 13D of the registrant filed on August 20,
                        1999).

           Exhibit 6 Warrant to purchase shares of Series C Convertible Preferred Stock or Series D Non-Voting Preferred Stock dated August 2, 1999 (incorporated by reference to Exhibit 4 of Amendment No. 1 to Schedule 13D of the registrant filed on August 20, 1999).

           Exhibit 7 Warrant to purchase shares of Series D Non-Voting Preferred Stock dated August 2, 1999 (incorporated by reference to Exhibit 5 of Amendment No. 1 to Schedule 13D of the registrant filed on August 20, 1999).

           Exhibit 8 Agreement, between Orphan Medical, Inc. and UBS Capital II LLC, dated as of December 7, 2001 (incorporated by reference to Exhibit 10.61 filed with the Form 10-K of Orphan Medical, Inc. filed on April 1, 2002).

           Exhibit 9 Merger Agreement, dated as of April 18, 2005, among Orphan Medical, Inc., Jazz Pharmaceuticals, Inc. and Twist Merger Sub, Inc. (incorporated by reference to
                        Exhibit 2.1 filed with the Current Report on Form 8-K of Orphan Medical, Inc. filed on April 20, 2005).

           Exhibit 10 Voting Agreement, dated as of April 18, 2005, among Orphan Medical, Inc., Jazz Pharmaceuticals, Inc., Twist Merger Sub, Inc., UBS Capital II LLC and each stockholder of the Company signatory thereto (incorporated by reference to Exhibit 10.1 filed with the Current Report on Form 8-K of Orphan Medical, Inc. filed on April 20, 2005).

                                                             Page 12 of 13 pages

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of April 28, 2005

                                            UBS CAPITAL II LLC


                                            By: /s/ Louis R. Eber
                                                ------------------------------
                                                Name: Louis R. Eber
                                                Title: Managing Director

                                            By: /s/ Sandra Ward Costin
                                                ------------------------------
                                                Name: Sandra Ward Costin
                                                Title: Executive Director

                                            UBS CAPITAL HOLDINGS LLC

                                            By: /s/ Louis R. Eber
                                                ------------------------------
                                                Name: Louis R. Eber
                                                Title: Managing Director

                                            By: /s/ Sandra Ward Costin
                                                ------------------------------
                                                Name: Sandra Ward Costin
                                                Title: Executive Director

                                            UBS AG

                                            By: /s/ Per Dyrvik
                                                ------------------------------
                                                Name: Per Dyrvik
                                                Title: Managing Director

                                            By: /s/ Regina Dolan
                                                ------------------------------
                                                Name: Regina Dolan
                                                Title: Managing Director and
                                                       Chief Financial Officer

                                                             Page 13 of 13 pages